Db 11/30



SECUR 12062912 ISSION

SEC Mail Processing Section NOV 29 2012 Washington DC 401

CONFIDENTIAL



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West America Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9101 W. Sahara Avenue S-105-151
(No. and Street)

Las Vegas	NV	89117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Kay 702-933-2758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Kay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West America Securities Corporation, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robert B Kay
Signature

CEO/CFO
Title

Notary Public



PAUL ALBERT MALIG
Notary Public, State of Nevada
Appointment No. 11-3814-1
My Appt. Expires Jan 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Nevada
County of Clark

This instrument was acknowledged before me on this 27th day of November, 2012 by Robert B. Kay.

Non *Confidential, Public Copy*

West America Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012

Non *Confidential, Public Copy*

Contents

*Schedules have been omitted due to request for confidential treatment of this annual report.

Non *Confidential, Public Copy*

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
West America Securities Corporation
Las Vegas, NV

I have audited the accompanying statement of financial condition of West America Securities Corporation, as of September 30, 2012 and related statements of operations, changes in shareholders' equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of West America Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of West America Securities Corporation as of September 30, 2012 and the results of its operations, changes in financial condition and changes in shareholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, CA
November 26, 2012

West America Securities Corporation
Statement of Financial Condition
September 30, 2012

Assets

Cash and cash equivalents		$ 9,309
Clearing deposits		24,401
Commissions receivable		-
Securities owned (inventory)		4,053
Total assets		$ 37,763

Liabilities and Shareholders' Equity

Liabilities		
Accrued expenses		$ 5,306
Total liabilities		5,306
Shareholders' Equity		
Common stock ($1.00 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding)	$ 1,000	
Preferred stock ($1.00 par value, 2,000 shares authorized, 1,367 issued and outstanding)	1,367	
Paid in capital	2,445,218	
Retained earnings (deficit)	(2,415,128)	32,457
Total liabilities and shareholders' equity		$ 37,763

The accompanying notes are an integral part of these financial statements

West America Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 1 – Organization and Nature of Business

West America Securities Corporation ("Company") is a Colorado corporation incorporated November 26, 1991. The Company was approved as a broker-dealer by the Securities and Exchange Commission (SEC) on September 10, 1993 and the National Association of Security Dealers (NASD) on December 14, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company operates out of offices in Nevada and two Branch Offices of Supervisory Jurisdiction ("OSJs") in Los Angeles, CA, and New York, NY.

The Company is registered under SEC Rule 15c3-3 (k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Sterne Agee.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed bases and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investment Banking – Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

West America Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 2 – Significant Accounting Policies (continued)

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740*, Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fixed Assets – Fixed assets over $2,000 are recorded at cost, otherwise they are expensed.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

West America Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 3 – Fair Value (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012.

Fair Value Measurements on a Recurring Basis
As of September 30, 2012

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 9,309	$ -	$ -	$ 9,309
Clearing deposits	24,401			24,401
Securities		4,053		4,053
Total	$33,710	$ 4,053	$ -	$37,763

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts received from and payable to broker-dealers and clearing organizations at September 30, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$0	$177

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company issued during the year $13,000 worth of preferred shares to individuals who are directly or indirectly related to the Company. In turn, 13,000 shares were redeemed at the same value using the FIFO Method.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

West America Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Preferred Stock

The preferred stock is redeemable at the option of the Company at $1.00 a share. There are no calls or puts on the preferred stock. During the year, the Company issued $13,000 in preferred stock which was redeemed the same month as issued (see Related Party footnote 5 above). In addition, a $60,719 distribution was made of which $61 is allocated to preferred shares and $60,658 to paid in capital.

Note 8 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital of $28,404 which is $23,404 in excess of its required net capital of $5,000. The Company's net capital ratio was .19 to 1.

Note 8 – Income Taxes

At September 30, 2012 there was a federal NOL carry forward of approximately $1,277,000. The Federal tax can be carried forward for 20 years. There is no state income tax in Nevada. The Company has not paid New York taxes.

Note 9 – Exemption from the SEC Rule 15c3-3

West America Securities Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

West America Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending September 30, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end September 30, 2012 through November 26, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

On October 29, 2012, FINRA notified the Company a complaint has been issued by the Department of Enforcement, that the Company and, in particular, one of the principals, allegedly violated certain FINRA and NASD rules. The Company has prepared a response admitting to some of the allegations but denying others. At this time, management does not foresee a financial consequence to these allegations and therefore no liability has been booked as of September 30, 2012.

Non *Confidential, Public Copy*

West America Securities Corporation
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
September 30, 2012

Computation of net capital		
Shareholders' equity		$ 32,457
Less: Non allowable assets		
Securities owned		(4,053)
Net capital		28,404
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 354	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 23,404
Ratio of aggregate indebtedness to net capital	0.19 to 1	
Total liabilities net of deferred income taxes payable and deferred income	$ -	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 30,443
Accrued expenses	(2,040)
Rounding	1
Net capital shown here	$ 28,404

The accompanying notes are an integral part of these financial statements

West America Securities Corporation
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

A computation of reserve requirement is not applicable to West America Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

West America Securities Corporation
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2012

Information relating to possession or control requirements is not applicable to West America Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Non *Confidential, Public Copy*

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
West America Securities Corporation
Las Vegas, NV

In planning and performing my audit of the financial statements of West America Securities Corporation (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Non *Confidential, Public Copy*

Board of Directors
West America Securities Corporation
Las Vegas, NV

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously. However, I did find that the Company had erroneously posted distributions to an affiliated company as commissions throughout the year. Management understands that payments to such affiliates must be recorded as distributions and not as commission expense.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
November 26, 2012